

**DYNASTY**
GOLD CORP.

04 MAR 30 AM 7:21



March 8, 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

**RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)**
**12g3-2(b) Exemption - #82-1756**

In order to maintain the above exemption in good standing, we enclose the following:

1. Report of Exempt Distribution dated January 28, 2004 regarding 7,000,000 shares;
2. Report of Exempt Distribution dated January 28, 2004 regarding 3,571,429 units;
3. News Release dated February 5, 2004;
4. Material Change Report dated February 9, 2004;
5. Certificate of Qualifying Issuer dated February 5, 2004, regarding 7,000,000 shares;
6. Certificate of Qualifying Issuer dated February 6, 2004, regarding 3,571,429 units;
7. Report of Exempt Distribution dated February 19, 2004;
8. Certificate of Qualifying Issuer dated February 19, 2004, regarding 25,000 shares;
9. News Release dated March 3, 2004;
10. Material Change Report dated March 3, 2004;
11. News Release dated March 4, 2004; and
12. Material Change Report dated March 4, 2004.



Yours very truly,

**DYNASTY GOLD CORP.**
per:

Marilyn Wong, Assistant Secretary

Encl.

dlw 3/30

Tel. 604 633-2100 Fax 604 484-3559
215 – 1100 Melville Street, P.O. Box 29
Vancouver, B.C. V6E 4A6
Email. info@dynastygoldcorp.com
www.dynastygoldcorp.com

82-1756-

# FORM 45-103F4
# REPORT OF EXEMPT DISTRIBUTION

04 MAR 30 AM 7:21

**Issuer Information:**

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   Dynasty Gold Corp.
   Name of Issuer

   735 - 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8
   Address

   (604) 913-0613
   Telephone Number

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer in British Columbia and Alberta.

**Details of Distribution:**

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

   January 28, 2004

4. **For each security distributed, describe the type of security and state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   7,000,000 common shares

5. **Provide details of the distribution by completing the attached schedule.**

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.**

| Each Jurisdiction Where Purchasers Reside | Price Per Security (Canadian $) | Total Dollar Value Raised from Purchasers in the Jurisdiction (Canadian $) |
|---|---|---|
| British Columbia | 0.59 | 4,130,000 |
| **Total Dollar Value of Distribution in all Jurisdictions (Canadian $)** | | $4,130,000 |

NOTE: The 7,000,000 common shares were issued at a deemed price of $0.59 per share in partial payment of the purchase price payable by the Company for all of the issued and outstanding shares of Terrawest Minerals Inc. under the terms of a Share Purchase Agreement dated December 15, 2004.

7. **Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical. printing, legal or accounting services.**

| Full Name and Address of Person Being Compensated | Compensation Paid (in Canadian $ and, if applicable, number and type of securities) | Price per Share (Canadian $) |
|---|---|---|
| N/A | | $ |

### Certificate

On behalf of the issuer (or vendor), I certify that the statements made in the report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 5th day of February, 2004.

**DYNASTY GOLD CORP.**
Per:

"Jonathan George"
Jonathan George, President

## Schedule

Provide the following information on a separate page attached to this report for each type of security distribution. **The information in this schedule will not be placed on the public file or any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

| **Full Name and Residential Address of Purchaser** | **Number and Type of Securities Purchased** | **Exemption Relied On** |
|---|---|---|
| Koshman International Holdings Ltd. | 3,500,000 | Section 74(2)(25) and Section 45(2)(28) *Securities Act* (British Columbia) |
| Brilliance Holdings Inc. | 3,500,000 | Section 74(2)(25) and Section 45(2)(28) *Securities Act* (British Columbia) |
| **TOTAL** | 7,000,000 | |

**IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.**

**Instruction:**

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

**Notice - Collection and Use of Personal Information**

The personal information required under this form is collected on behalf of and used by the SECURITIES regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

**Alberta Securities Commission**
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

**British Columbia Securities Commission**
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

**The Manitoba Securities Commission**
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

**Securities Commission of Newfoundland**
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, Newfoundland A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

**Government of the Northwest Territories**
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1Z 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

**Nova Scotia Securities Commission**
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

**Government of Nunavut**
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Igaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

**Prince Edward Island Securities Office**
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: 9902) 368-4569
Facsimile: (902) 368-5283

**Saskatchewan Financial Services Commission**
6th Floor
1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

82-1756.

# DYNASTY GOLD CORP.

tel. 604 633-2100
fax 604 484-3559

**March 4, 2004**

**NEWS RELEASE**

**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

BUSINESS LICENCE OBTAINED FROM CHINA

Dynasty Gold Corp. ("Dynasty" or the "Company") is pleased to announce that a business licence (the "Business Licence") has been issued for its Terraxin Sino-Foreign Joint Venture, established in the Xinjiang Autonomous Region of the People's Republic of China. The Terraxin Sino-Foreign Joint Venture has been formed by Terrawest Minerals Inc., the Company's wholly-owned subsidiary, and Xinjiang Non-Ferrous Metals Group ("XNF"), to explore an area of approximately 2,500 $km^2$ located within the Xinjiang Autonomous Region ("Xinjiang").

The Business Licence, only the third to be issued to a mineral exploration Sino-Foreign Joint Venture in Xinjiang, allows for the transfer of existing permits held by XNF to the Joint Venture, and grants the Joint Venture the right to acquire additional permits within the co-operation area.

Jonathan George, President, states that "This is a significant step for Dynasty as it allows us to confidently proceed with our exploration programs in this promising mineralized belt."

An exploration program in co-operation with XNF is being designed to test the most promising targets, and will initially focus on the Q2 zone, where previous exploration by the XNF has established the potential for a bulk tonnage, low grade gold resource, as evidenced by previous drilling programs. The results of one such representative hole, #ZK 426, are as follows:

| *Hole No.* | *From (m)* | *To (m)* | *Interval (m)* | *Assay (g/t Au)* |
|---|---|---|---|---|
| ZK 426 | 41.35 | 53.23 | 11.88 | 4.64 |
| | 53.23 | 61.76 | 8.53 | 1.19 |
| | 64.99 | 71.78 | 6.79 | 1.97 |
| | 79.43 | 90.09 | 12.76 | 1.35 |
| | 90.09 | 92.19 | 2.10 | 1.60 |
| | 95.25 | 97.24 | 1.99 | 1.69 |
| | 103.22 | 119.89 | 16.67 | 9.50 |
| | 123.25 | 125.62 | 2.37 | 2.68 |
| | 129.84 | 137.62 | 7.78 | 3.64 |
| | 139.97 | 143.32 | 4.36 | 1.32 |
| | 143.32 | 153.27 | 9.95 | 3.28 |

A key component of the initial exploration program will be verification of past results, including twinning holes drilled previously by XNF.

Dynasty's recently appointed Vice-President of Exploration, Mr. Brian McEwen, P.Geol., will supervise all phases of exploration in co-operation with XNF.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756.

# MATERIAL CHANGE REPORT

**BC FORM 53-901F**
Under Section 85(1) of the British Columbia Securities Act

**FORM 27**
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   Dynasty Gold Corp. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 633-2100

2. **Date of Material Change**

   March 4, 2004

3. **Press Release**

   A news release was issued on March 4, 2004, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company is pleased to announce that a business licence has been issued for its Terraxin Sino-Foreign Joint Venture, established in the Xinjiang Autonomous Region of the People's Republic of China.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: 604 633-2100

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

**DATED** at Vancouver, British Columbia, this 4th day of March, 2004.

**DYNASTY GOLD CORP.**
Per:

"Jonathan George"

Jonathan George, President

# DYNASTY GOLD CORP.

tel. 604 633-2100
fax 604 484-3559

**March 4, 2004**

**NEWS RELEASE**

**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

BUSINESS LICENCE OBTAINED FROM CHINA

Dynasty Gold Corp. ("Dynasty" or the "Company") is pleased to announce that a business licence (the "Business Licence") has been issued for its Terraxin Sino-Foreign Joint Venture, established in the Xinjiang Autonomous Region of the People's Republic of China. The Terraxin Sino-Foreign Joint Venture has been formed by Terrawest Minerals Inc., the Company's wholly-owned subsidiary, and Xinjiang Non-Ferrous Metals Group ("XNF"), to explore an area of approximately 2,500 $km^2$ located within the Xinjiang Autonomous Region ("Xinjiang").

The Business Licence, only the third to be issued to a mineral exploration Sino-Foreign Joint Venture in Xinjiang, allows for the transfer of existing permits held by XNF to the Joint Venture, and grants the Joint Venture the right to acquire additional permits within the co-operation area.

Jonathan George, President, states that "This is a significant step for Dynasty as it allows us to confidently proceed with our exploration programs in this promising mineralized belt."

An exploration program in co-operation with XNF is being designed to test the most promising targets, and will initially focus on the Q2 zone, where previous exploration by the XNF has established the potential for a bulk tonnage, low grade gold resource, as evidenced by previous drilling programs. The results of one such representative hole, #ZK 426, are as follows:

| *Hole No.* | *From (m)* | *To (m)* | *Interval (m)* | *Assay (g/t Au)* |
|---|---|---|---|---|
| ZK 426 | 41.35 | 53.23 | 11.88 | 4.64 |
| | 53.23 | 61.76 | 8.53 | 1.19 |
| | 64.99 | 71.78 | 6.79 | 1.97 |
| | 79.43 | 90.09 | 12.76 | 1.35 |
| | 90.09 | 92.19 | 2.10 | 1.60 |
| | 95.25 | 97.24 | 1.99 | 1.69 |
| | 103.22 | 119.89 | 16.67 | 9.50 |
| | 123.25 | 125.62 | 2.37 | 2.68 |
| | 129.84 | 137.62 | 7.78 | 3.64 |
| | 139.97 | 143.32 | 4.36 | 1.32 |
| | 143.32 | 153.27 | 9.95 | 3.28 |

A key component of the initial exploration program will be verification of past results, including twinning holes drilled previously by XNF.

Dynasty's recently appointed Vice-President of Exploration, Mr. Brian McEwen, P.Geol., will supervise all phases of exploration in co-operation with XNF.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756.

04 MAR 03 AM 7:21

# FORM 45-103F4
# REPORT OF EXEMPT DISTRIBUTION

**Issuer Information:**

1. **State the full name, address and telephone number of the issuer of the security distributed.**

Dynasty Gold Corp.
Name of Issuer

735 – 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8
Address

604 – 913 – 0613
Telephone Number

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in British Columbia and Alberta.

**Details of Distribution:**

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

The distribution date is January 28, 2004.

4. **For each security distributed, describe the type of security and state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

The Issuer has distributed 3,571,429 units (the "Units") under a short form offering document dated November 20, 2003 at a price of $0.56 per Unit, with each Unit consisting of one common share of the Issuer and one share purchase warrant (the "Warrants"). Each Warrant is exercisable into one additional common share of the Issuer at a price of $0.90 per share, up to and including January 28, 2005.

5. **Provide details of the distribution by completing the attached schedule.**

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.**

| Each Jurisdiction Where Purchasers Reside | Price Per Security (Canadian $) | Total Dollar Value Raised from Purchasers in the Jurisdiction (Canadian $) |
|---|---|---|
| British Columbia, Canada | $0.56 | $1,591,480.24 |
| Japan | $0.56 | $233,240.00 |
| Alberta, Canada | $0.56 | $142,240.00 |
| Australia | $0.56 | $8,400.00 |
| Bahamas | $0.56 | $5,600.00 |
| Belgium | $0.56 | $5,600.00 |
| Switzerland | $0.56 | $5,600.00 |
| Bolivia | $0.56 | $3,360.00 |
| Spain | $0.56 | $2,800.00 |
| Mexico | $0.56 | $840.00 |
| Thailand | $0.56 | $840.00 |
| TOTAL | | $2,000,000.24 |

Commissions and Finder's Fees

7. **Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

| Full Name and Address of Person Being Compensated | Compensation Paid (in Canadian $ and, if applicable, number and type of securities) | Exemption Relied on and Date of Distribution (if applicable) | Price per Share (Canadian $) |
|---|---|---|---|
| Canaccord Capital Corporation<br>P.O. Box 10337<br>2200 – 609 Granville Street<br>Vancouver, B.C. V7Y 1H2 | 114,769 Units[(1)]<br><br>200,000 Shares<br><br>714,286 Options[(3)] | Sec. 74(2)(23)[(2)]<br><br>Sec. 74(2)(23)[(2)]<br><br>Sec. 74(2)(23)[(2)] | $0.56<br>(deemed)<br>$0.56<br>(deemed)<br>$0.62 |
| **TOTAL** | **114,769 Units[(1)]**<br>**200,000 Shares**<br>**714,286 Options[(3)]** | | |

(1) Each unit is comprised of one common share of the Issuer and one share purchase warrant. Each share purchase warrant is exercisable into one common share of the Issuer, at a price of $0.90 per share, up to and including January 28, 2005.

(2) Of the *Securities Act* (British Columbia).

(3) These options allow for the purchase of up to 714,286 common shares of the Issuer, at a price of $0.62 per share, up to and including January 28, 2005.

## Certificate

On behalf of the issuer, I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 11th day of February, 2004.

**Dynasty Gold Corp.**
Name of issuer *(please print)*

Jonathan W. George, President
Print name and position of person signing


Signature of authorized signatory

**Schedule**

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Pauline McInnes<br>7155 Granville Street, Suite 210<br>Vancouver, B.C.<br>V6P 4X6 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Robert A. Montgomery<br>P.O. Box CB-13559<br>Nassau, Bahamas | 10,000 Units | $5,600.00 | BCI 45-509 |
| Tracy Arnholtz<br>4704 41 Avenue SW<br>Calgary, Alberta<br>T3E 1H1 | 2,000 Units | $1,120.00 | BCI 45-509; ABO 45-507 |
| Sheldon Doskic<br>11230 Elderberry Way<br>North Saanich, B.C.<br>V8L 5J6 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Timothy Boyle<br>1000 – 665 8th Street SW<br>Calgary, Alberta<br>T2P 3K7 | 10,000 Units | $5,600.00 | BCI 45-509; ABO 45-507 |
| Ronald Pelachuk<br>Box 36, Site 16 RR8<br>Calgary, Alberta<br>T2J 2T9 | 10,000 Units | $5,600.00 | BCI 45-509; ABO 45-507 |
| Desmond Gouveia<br>P.O. Box 2338 Stn. M<br>Calgary, Alberta<br>T2P 2M6 | 3,000 Units | $1,680.00 | BCI 45-509; ABO 45-507 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Catherine McCunn<br>1216 Beverley Boulevard SW<br>Calgary, Alberta<br>T2V 2C5 | 5,000 Units | $2,800.00 | BCI 45-509; ABO 45-507 |
| H & A Investments<br>6801 Lowell Court SW<br>Calgary, Alberta<br>T3E 6J1 | 10,000 Units | $5,600.00 | BCI 45-509; ABO 45-507 |
| Lawrence Smith<br>4500, 855 2nd Avenue SW<br>Calgary, Alberta<br>T2P 4K7 | 51,000 Units | $28,560.00 | BCI 45-509; ABO 45-507 |
| Mark Roberts<br>46 Lake Christina Close SE<br>Calgary, Alberta<br>T2J 2R9 | 4,000 Units | $2,240.00 | BCI 45-509; ABO 45-507 |
| Brent Arnholtz<br>4704 41 Avenue SW<br>Calgary, Alberta<br>T3E 1H1 | 2,000 Units | $1,120.00 | BCI 45-509; ABO 45-507 |
| Hajinder Singh Berar<br>9600 No. 6 Road<br>Richmond, B.C.<br>V6W 1E4 | 70,000 Units | $39,200.00 | BCI 45-509 |
| Bev Ahrens<br>25 – 2401 Mamquam Road<br>Squamish, B.C.<br>V0N 3G0 | 9,000 Units | $5,040.00 | BCI 45-509 |
| Kerris Edge<br>212 Davie Street, Apt. 1402<br>Vancouver, B.C.<br>V6B 5Z4 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Walter Dahl and/or Alida Dahl<br>932 Powerhouse Road<br>Abbotsford, B.C.<br>V3G 1T7 | 16,000 Units | $8,960.00 | BCI 45-509 |
| MGR Installations Ltd.<br>7488 Salisbury Avenue, Suite 18<br>Burnaby, B.C.<br>V5E 3A3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Arbutus Enterprises Ltd.<br>9131 Jaskow Gate<br>Richmond, B.C.<br>V7E 5H6 | 10,000 Units | $5,600.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Sheila Derbyshire<br>#808 – 804 3 Avenue SW<br>Calgary, Alberta<br>T2P 0G9 | 5,000 Units | $2,800.00 | BCI 45-509; ABO 45-507 |
| 677953 BC Ltd.<br>P.O. Box 49130<br>3 Bentall Centre<br>595 Burrard Street, 29th Floor<br>Vancouver, B.C.<br>V7X 1J5 | 15,000 Units | $8,400.00 | BCI 45-509 |
| Pine Enterprises Ltd.<br>6546 Beechwood Street<br>Vancouver, B.C.<br>V6P 5T9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| John Lewis Falkiner<br>P.O. Box 1066<br>Nakusp, B.C.<br>V0G 1R0 | 9,000 Units | $5,040.00 | BCI 45-509 |
| L. H. Zogas<br>7868 Lohn Road<br>Halfmoon Bay, B.C.<br>V0N 1Y0 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Terry Lee and/or Carol M. Lee<br>RR 3, Stn. Main<br>Lacombe, Alberta<br>T4L 2N3 | 30,000 Units | $16,800.00 | BCI 45-509; ABO 45-507 |
| Robin Gill<br>32767 Fourteenth Avenue<br>Mission, B.C.<br>V2V 2N8 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Tom Ringoir<br>11 Pineridge Way SW<br>Calgary, Alberta<br>T3Z 3K4 | 5,000 Units | $2,800.00 | BCI 45-509; ABO 45-507 |
| Godfrey Walton<br>5463 Cortez Crescent<br>North Vancouver, B.C.<br>V7R 4R1 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Michael Edwin Schuss<br>1037 Alderson Avenue<br>Coquitlam, B.C.<br>V3K 1W2 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Dwayne Yaretz<br>939 Homer Street, Suite 3302<br>Vancouver, B.C.<br>V6B 2W6 | 10,000 Units | $5,600.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| John Morita<br>145 West 44th Avenue<br>Vancouver, B.C.<br>V5Y 2V3 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Barry Loveday<br>1288 Malibu Place<br>Delta, B.C.<br>V4M 3H9 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Paul Kwong Ming Tam<br>3935 Union Street<br>Burnaby, B.C.<br>V5C 2W6 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Alexander Chow<br>3978 Victoria Drive<br>Vancouver, B.C.<br>V5N 4N1 | 15,000 Units | $8,400.00 | BCI 45-509 |
| Rachel Siu Man Ma<br>3935 Union Street<br>Burnaby, B.C.<br>V5C 2W6 | 70,000 Units | $39,200.00 | BCI 45-509 |
| 6156495 Canada Ltd.<br>999 West Hastings Street<br>Suite 400<br>Vancouver, B.C.<br>V6C 2W2 | 20,000 Units | $11,200.00 | BCI 45-509 |
| Christine P. Davison<br>1608 Barksdale Drive<br>Victoria, B.C.<br>V8N 4Z8 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Simi Kaur Dhindsa<br>31859 Gabriola Court<br>Abbotsford, B.C.<br>V2T 5M9 | 40,000 Units | $22,400.00 | BCI 45-509 |
| Peter Shepherd<br>2236 134th Street<br>Surrey, B.C.<br>V4A 9T9 | 2,000 Units | $1,120.00 | BCI 45-509 |
| Bruce David Nolan<br>1379 Rupert Street<br>Vancouver, B.C.<br>V5K 4L5 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Wing K. Wong<br>3031 East 7th Avenue<br>Vancouver, B.C.<br>V5M 1V4 | 3,000 Units | $1,680.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Anne M. Wong<br>3031 East 7th Avenue<br>Vancouver, B.C.<br>V5M 1V4 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Roberto C. Ibarra<br>Paseo De La Montana 421<br>Club De Golf Santa Anita<br>Tlajomulco Jalisco<br>Mexico 45051 | 1,500 Units | $840.00 | BCI 45-509 |
| Kamaljit Dhillon<br>31054 Polar Avenue<br>Abbotsford, B.C.<br>V4X 1Y8 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Atsuko Koshman<br>2768 West 36th Avenue<br>Vancouver, B.C.<br>V6N 2P8 | 70,000 Units | $39,200.00 | BCI 45-509 |
| Peter Scarth<br>1645 Taylor Way<br>West Vancouver, B.C.<br>V7S 1N5 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Jagtar Alamwala<br>339 Townline Road<br>Abbotsford, B.C.<br>V2T 6C8 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Mark Bolin<br>5 – 1855 Creelman Avenue<br>Vancouver, B.C.<br>V6J 1B7 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Robert W. Lim<br>2008 Blairview Avenue<br>North Vancouver, B.C.<br>V7H 2N4 | 20,000 Units | $11,200.00 | BCI 45-509 |
| Donald R. Sheldon<br>2604 Bellevue Avenue<br>West Vancouver, B.C.<br>V7V 1E4 | 40,000 Units | $22,400.00 | BCI 45-509 |
| 353305 BC Ltd.<br>11390 Northview Crescent<br>Delta, B.C.<br>V4E 2P7 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Wendy Whiting Enterprises Inc.<br>14712 Oxenham Avenue<br>White Rock, B.C.<br>V4B 2H7 | 2,500 Units | $1,400.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Luca Riccio<br>5403 Molina Road<br>North Vancouver, B.C.<br>V7R 4P5 | 10,000 Units | $5,600.00 | BCI 45-509 |
| John B. Gildersleeve<br>750 East 9th Street<br>North Vancouver, B.C.<br>V7L 2B9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Miyoko R. Wakabayashi<br>19741 47th Avenue<br>Langley, B.C.<br>V3A 6C3 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Bob Flasch and/or Kelly Flasch<br>1428 Parkway Boulevard<br>Apt. 311<br>Coquitlam, B.C.<br>V3E 3L8 | 2,000 Units | $1,120.00 | BCI 45-509 |
| Silicon Valley Research Corporation<br>#1402 – 543 Granville Street<br>Vancouver, B.C.<br>V6C 1X8 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Roshanbai Verjee<br>1 – 13331 Vulcan Way<br>West Vancouver, B.C.<br>V6V 1K4 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Mansoorali Verjee<br>2780 Rosebery Avenue<br>West Vancouver, B.C.<br>V7V 3A2 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Trevor Hinds<br>888 Hamilton Street, Apt. 1905<br>Vancouver, B.C.<br>V6B 5W4 | 1,500 Units | $840.00 | BCI 45-509 |
| Charles A. Louth<br>13911 70th Avenue, Apt. 226<br>Surrey, B.C.<br>V3W 6B4 | 10,000 Units | $5,600.00 | BCI 45-509 |
| David Stuart and/or Margaret Stuart<br>11231 Granville Avenue<br>Richmond, B.C.<br>V6Y 1R7 | 10,000 Units | $5,600.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Harinder Kalair<br>13220 Westminster Highway<br>Richmond, B.C.<br>V6V 1A2 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Brenda Steunenberg<br>1898 Peardonville Road<br>Abbotsford, B.C.<br>V4X 2M4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Trevor Derbyshire<br>804 3 Avenue SW, Apt. 1303<br>Calgary, Alberta<br>T2P 0G9 | 10,000 Units | $5,600.00 | BCI 45-509; ABO 45-507 |
| Matthew Norman<br>3180 Galloway Gulch Road<br>Nanaimo, B.C.<br>V9R 6W9 | 70,000 Units | $39,200.00 | BCI 45-509 |
| Eli Financial Corp.<br>212 – 15350 19A Avenue<br>Surrey, B.C.<br>V4A 9W1 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Famco Estates Ltd.<br>916 West Broadway, Apt. 210<br>Vancouver, B.C.<br>V5Z 1K7 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Nashtar K. Kalair<br>13220 Westminster Highway<br>Richmond, B.C.<br>V6V 1A2 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Cheryl Lynn Jim<br>P.O. Box 33897 Stn. D<br>Vancouver, B.C.<br>V6J 4L6 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Rob Rapinder S. Sidhu<br>99 – 36060 Lower Sumas Mountain Road<br>Abbotsford, B.C.<br>V3G 2E9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Gary J. Cooper<br>2349 Bellevue Avenue<br>West Vancouver, B.C.<br>V7V 1C9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Robert Connop<br>4390 Grange Street, Apt. 2404<br>Burnaby, B.C.<br>V5H 1P6 | 5,000 Units | $2,800.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Morris Ergas<br>1185 West Georgia Street<br>Suite 1520<br>Vancouver, B.C.<br>V6E 4E6 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Dean Raven<br>2122 138th Street<br>Surrey, B.C.<br>V4A 9V6 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Gary Yee<br>1585A Brearley Street<br>White Rock, B.C.<br>V4B 3M6 | 2,500 Units | $1,400.00 | BCI 45-509 |
| Fredrick W. Clarke<br>33610 Broadway Avenue<br>Mission, B.C.<br>V2V 4M4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Darren Cooper<br>4461 Ranger Avenue<br>North Vancouver, B.C.<br>V7R 3L4 | 3,000 Units | $1,680.00 | BCI 45-509 |
| James Dawson<br>625 Howe Street, Suite 860<br>Vancouver, B.C.<br>V6C 2T6 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Bill Fletcher<br>2712 Rainville Road<br>Victoria, B.C.<br>V9B 3N3 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Rosemary Fletcher<br>2712 Rainville Road<br>Victoria, B.C.<br>V9B 3N3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Gordon Klingbeil<br>2975 Cape Court<br>Coquitlam, B.C.<br>V3C 3Y8 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Wayne Robinson<br>2526 Monte Vista Place<br>Victoria, B.C.<br>V8Z 6Y3 | 3,500 Units | $1,960.00 | BCI 45-509 |
| Elenore Sawchuk<br>25376 98 Avenue, RR 3<br>Maple Ridge, B.C.<br>V2X 8X7 | 2,000 Units | $1,120.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Delores Tam<br>7438 Broadway<br>Burnaby, B.C.<br>V5A 1S4 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Wilf Wassersleben<br>Box 27187, 1395 Marine Drive<br>West Vancouver, B.C.<br>V7T 2X8 | 7,000 Units | $3,920.00 | BCI 45-509 |
| Marilyn Wong<br>63 – 5950 Oakdale Road<br>Burnaby, B.C.<br>V5H 4R5 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Sandra Louise Derbyshire<br>3232 Highway 23 North<br>P.O. Box 609<br>Nakusp, B.C.<br>V0G 1R0 | 20,000 Units | $11,200.00 | BCI 45-509 |
| Ken Martin<br>1825 Riverside Drive<br>North Vancouver, B.C.<br>V7H 1V8 | 16,000 Units | $8,960.00 | BCI 45-509 |
| Byron Aceman<br>1477 Fountain Way, Suite 216<br>Vancouver, B.C.<br>V6H 3W9 | 1,000 Units | $560.00 | BCI 45-509 |
| Mark Hassett<br>4184 Bowness Avenue<br>Powell River, B.C.<br>V8A 5S8 | 60,000 Units | $33,600.00 | BCI 45-509 |
| Ron Birch<br>7071 Jasper Drive<br>Vernon, B.C.<br>V1H 1P2 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Vince Coletta<br>1418 Foster Avenue<br>Coquitlam, B.C.<br>V3J 2M9 | 30,000 Units | $16,800.00 | BCI 45-509 |
| Abadengo Developments Ltd.<br>23597 40th Avenue<br>Langley, B.C.<br>V2Z 2K1 | 4,500 Units | $2,520.00 | BCI 45-509 |
| Al Takai<br>2487 Warrenton Avenue<br>Coquitlam, B.C.<br>V3K 3M4 | 5,000 Units | $2,800.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Karen Engelage<br>941 East 29th Avenue<br>Vancouver, B.C.<br>V5V 2S3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Richard J. Mark<br>704 Wellington Drive<br>North Vancouver, B.C.<br>V7K 1K7 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Louis Clarke<br>33610 Broadway Avenue<br>Mission, B.C.<br>V2V 4M4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Robert C. Levine<br>550 West St. James Road<br>North Vancouver, B.C.<br>V7N 2P7 | 5,000 Units | $2,800.00 | BCI 45-509 |
| George Vereczkey<br>21245 93rd Avenue<br>Langley, B.C.<br>V1M 1K3 | 8,000 Units | $4,480.00 | BCI 45-509 |
| Antoinette Bissett<br>315 East 1st Street, Suite 102<br>North Vancouver, B.C.<br>V7L 1B8 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Wentworth Bjarnason<br>P.O. Box 3075, Stn. Main<br>Mission, B.C.<br>V2V 4J3 | 2,500 Units | $1,400.00 | BCI 45-509 |
| George Wolsey<br>21017 36th Avenue<br>Langley, B.C.<br>V3A 8N5 | 7,000 Units | $3,920.00 | BCI 45-509 |
| Angela Gayle Cresswell<br>6111 Bella Vista Road<br>Vernon, B.C.<br>V1H 1B4 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Raven Forest Management Ltd.<br>2122 138th Street<br>Surrey, B.C.<br>V4A 9V6 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Michael Atterton<br>1755 West 14th Avenue<br>Apt. 1009<br>Vancouver, B.C.<br>V6J 2J6 | 2,000 Units | $1,120.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Brian T. Lamb<br>3905 Robin Place<br>Port Coquitlam, B.C.<br>V3B 6R8 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Barry L. Collins<br>859 Stayte Road<br>White Rock, B.C.<br>V4B 4Y6 | 1,000 Units | $560.00 | BCI 45-509 |
| Bayant Dhindsa<br>P.O. Box 8000 – 534<br>#9 – 32442 Dahlstrom Avenue<br>Abbotsford, B.C.<br>V2T 4Y4 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Stanley Adam Wirth<br>11336 133A Street<br>Surrey, B.C.<br>V3R 2Y9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Oceanwest Landscaping Ltd.<br>182 Elizabeth Street<br>Okotoks, Alberta<br>T1S 1K4 | 5,000 Units | $2,800.00 | BCI 45-509; ABO 45-507 |
| Tony Guzzo<br>623 Calvin Court<br>Burnaby, B.C.<br>V5A 3Y8 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Cervaro Inv. Ltd.<br>885 Everett Crescent<br>Burnaby, B.C.<br>V5A 2N3 | 30,000 Units | $16,800.00 | BCI 45-509 |
| Mike M. Morishita<br>10034 216th Street<br>Langley, B.C.<br>V1M 3J3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Daniel B. Evans<br>4828 Meadfeild Close<br>West Vancouver, B.C.<br>V7W 3H4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Chriscar Investments Ltd.<br>3137 St. John's Street<br>Port Moody, B.C.<br>V3H 2C8 | 30,000 Units | $16,800.00 | BCI 45-509 |
| Deana Centanni<br>7321 Halifax Street, Apt. 503<br>Burnaby, B.C.<br>V5A 4R5 | 10,000 Units | $5,600.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Rob A. Richichi<br>P.O. Box 702<br>Nelson, B.C.<br>V1L 5R5 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Claymore Holdings Ltd.<br>11585 238A Street<br>Maple Ridge, B.C.<br>V2W 2A9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Bryce Ferguson<br>2360 Kings Avenue<br>West Vancouver, B.C.<br>V7V 2C4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Rigel Wong<br>2421 East 53rd Avenue<br>Vancouver, B.C.<br>V5S 1V7 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Lucia De Souza and/or<br>Patrick De Souza<br>7312 11th Avenue<br>Burnaby, B.C.<br>V3N 2M8 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Perry Conlin<br>8851 Lansdowne Road<br>Suite 1402<br>Richmond, B.C.<br>V6X 3X7 | 6,500 Units | $3,640.00 | BCI 45-509 |
| Hossein Pejman<br>1029 Millstream Road<br>West Vancouver, B.C.<br>V7S 2C6 | 7,929 Units | $4,440.24 | BCI 45-509 |
| Cana Rentals (1985) Limited<br>P.O. Box 18039<br>Vancouver, B.C.<br>V6M 4L3 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Ron Will<br>10 – 4740 221 Street<br>Langley, B.C.<br>V2Z 1L8 | 2,000 Units | $1,120.00 | BCI 45-509 |
| Robert Stevens<br>5007 57th Street<br>Delta, B.C.<br>V4K 3E7 | 5,000 Units | $2,800.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Bradford Cooke<br>850 West Hastings Street<br>Suite 800<br>Vancouver, B.C.<br>V6C 1E1 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Andrew Bowering<br>6570 Burlington Avenue<br>Suite 102<br>Burnaby, B.C.<br>V5H 3M7 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Michael Bennett<br>Calle 5 Oeste Pasillo 2<br>#8 Equipetrol Casilla 4869<br>Santa Cruz Bolivia | 6,000 Units | $3,360.00 | BCI 45-509 |
| Robert Heffel<br>1030 Duchess Avenue<br>West Vancouver, B.C.<br>V7T 1G9 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Palkowski & Company<br>Law Corp.<br>938 Howe Street, Suite 703<br>Vancouver, B.C.<br>V6Z 1N9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| United Corporate Advisers Ltd.<br>475 Howe Street, Suite 206<br>Vancouver, B.C.<br>V6C 2B3 | 70,000 Units | $39,200.00 | BCI 45-509 |
| Wendy J. Addison<br>1141 West 33rd Avenue<br>Vancouver, B.C.<br>V6M 1A3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Jonston Banner<br>1445 Clyde Avenue<br>West Vancouver, B.C.<br>V7T 1E9 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Beyond Beachwear Ltd.<br>1804 Grand Boulevard<br>North Vancouver, B.C.<br>V7L 3Y6 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Georgina Bresolin<br>3939 Hastings Street, Apt. 409<br>Burnaby, B.C.<br>V5C 2H8 | 8,000 Units | $4,480.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Michael J. Burian<br>4003 Ruby Avenue<br>North Vancouver, B.C.<br>V7R 4B3 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Chris Cooper<br>4122 Burkehill Road<br>West Vancouver, B.C.<br>V7V 3M4 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Suzanne K. Pow<br>2405 Marine Drive<br>West Vancouver, B.C.<br>V7V 1L3 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Pilar Izzard<br>2010 Russet Way<br>West Vancouver, B.C.<br>V7V 3B4 | 70,000 Units | $39,200.00 | BCI 45-509 |
| Robbin S. Edwards<br>Box 708<br>108 Mile Ranch, B.C.<br>V0K 2Z0 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Sandra Mitsue Elliott-Ergas<br>840 Younette Drive<br>West Vancouver, B.C.<br>V7T 1S9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Marcos Ergas<br>1185 West Georgia Street<br>Suite 1520<br>Vancouver, B.C.<br>V6E 4E6 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Morris Ergas<br>1185 West Georgia Street<br>Suite 1520<br>Vancouver, B.C.<br>V6E 4E6 | 20,000 Units | $11,200.00 | BCI 45-509 |
| Lori Ergas<br>3930 West 32nd Avenue<br>Vancouver, B.C.<br>V6S 1Z3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Alfonso E. Ergas<br>1185 West Georgia Street<br>Suite 1520<br>Vancouver, B.C.<br>V6E 4E6 | 10,000 Units | $5,600.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Brian B. Fowles<br>1199 Silverwood Crescent<br>North Vancouver, B.C.<br>V7P 1J2 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Gardine Investments Inc.<br>2888 204th Street<br>Langley, B.C.<br>V3A 4P5 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Allan Grandy<br>3325 Rosalie Court<br>Coquitlam, B.C.<br>V3E 2Z8 | 16,000 Units | $8,960.00 | BCI 45-509 |
| Anna Jarowicz<br>3648 Bamfield Drive<br>Richmond, B.C.<br>V6X 3B5 | 13,000 Units | $7,280.00 | BCI 45-509 |
| Richard Jordens<br>2215 169th Street<br>Surrey, B.C.<br>V3S 9Z3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Wayne Karpiuk<br>1744 156A Street<br>White Rock, B.C.<br>V4A 4M1 | 57,500 Units | $32,200.00 | BCI 45-509 |
| Deborah L. Kennedy<br>5646 Covey Place<br>North Vancouver, B.C.<br>V7R 4T8 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Karen Kurucz<br>7100 Gold River Highway<br>Campbell River, B.C.<br>V9H 1P1 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Joseph Kwan<br>1197 Handsworth Road<br>North Vancouver, B.C.<br>V7R 2A9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Lenda Chui Fong Lee-Bertin<br>7919 Willard Street<br>Burnaby, B.C.<br>V3N 2W8 | 8,000 Units | $4,480.00 | BCI 45-509 |
| Brian Main<br>30 – 1251 Lasalle Place<br>Coquitlam, B.C.<br>V3B 7C7 | 4,000 Units | $2,240.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Maritime Operations International Inc.<br>2465 Beta Avenue, Suite 118<br>Burnaby, B.C.<br>V5C 5N1 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Rafael Merchante<br>C/Galera 4, 2 Izda<br>Madrid, Spain<br>28042 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Vijay Misri<br>601 Hawstead Place<br>West Vancouver, B.C.<br>V7S 1T8 | 7,000 Units | $3,920.00 | BCI 45-509 |
| Riz Mislang<br>3970 William Street<br>Burnaby, B.C.<br>V5C 3J3 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Scott Moe<br>3088 Francis Road, Suite 95<br>Richmond, B.C.<br>V7C 5V9 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Michael McCullagh<br>4514 248th Street<br>Aldergrove, B.C.<br>V0X 1A0 | 5,000 Units | $2,800.00 | BCI 45-509 |
| William McCullagh<br>4514 248th Street<br>Aldergrove, B.C.<br>V4W 1B6 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Julie L. McNeney<br>3307 Trutch Street<br>Vancouver, B.C.<br>V6L 2T3 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Eliseo Palitti<br>11887 Gilmour Crescent<br>Delta, B.C.<br>V4C 1L2 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Paradise Orchards America<br>P.O. Box 8000-534<br>Abbotsford, B.C.<br>V2S 6H1 | 70,000 Units | $39,200.00 | BCI 45-509 |
| Warren K. Pow<br>1029 Calverhall Street<br>North Vancouver, B.C.<br>V7L 1Y4 | 25,000 Units | $14,000.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Larry W. Reaugh<br>15782 Marine Drive, Suite 2A<br>White Rock, B.C.<br>V4B 1E6 | 20,000 Units | $11,200.00 | BCI 45-509 |
| Margaret Reibin<br>744 Austin Avenue<br>Coquitlam, B.C.<br>V3K 3M1 | 1,000 Units | $560.00 | BCI 45-509 |
| David Richardson<br>4985 Keith Road<br>West Vancouver, B.C.<br>V7W 2M9 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Diane Rochfort<br>792 Southborough Drive<br>West Vancouver, B.C.<br>V7S 1N2 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Donald C. Rogers<br>596 Clearwater Way<br>Coquitlam, B.C.<br>V3C 5W4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Lorraine A. Sanderson<br>195 West 22nd Avenue<br>Vancouver, B.C.<br>V5Y 2G2 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Erin P. Mulhern<br>1228 Marinaside Crescent<br>Suite 105<br>Vancouver B.C.<br>V6Z 2W4 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Kamaljit Sidhu<br>14578 South 33B Avenue<br>Surrey, B.C.<br>V4P 3M9 | 8,000 Units | $4,480.00 | BCI 45-509 |
| Wayne Tkachuk<br>10135 Saskatchewan Drive NW<br>Suite 1702<br>Edmonton, Alberta<br>T6E 4Y9 | 7,000 Units | $3,920.00 | BCI 45-509; ABO 45-507 |
| Michael A. Tu<br>1869 Spyglass Place, Suite 413<br>Vancouver, B.C.<br>V5Z 4K7 | 3,000 Units | $1,680.00 | BCI 45-509; ABO 45-507 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Fred Whittaker<br>3151 Woodbine Drive<br>Suite 103<br>North Vancouver, B.C.<br>V7R 2S4 | 70,000 Units | $39,200.00 | BCI 45-509 |
| Marion C. Wilson<br>230 West 15th Street, Suite 26<br>North Vancouver, B.C.<br>V7M 1S2 | 2,000 Units | $1,120.00 | BCI 45-509 |
| Lourdes Langer<br>128 West 8th Street, Apt. 106<br>North Vancouver, B.C.<br>V7M 3M1 | 12,000 Units | $6,720.00 | BCI 45-509 |
| Zdzislaw Jarowicz<br>3648 Bamfield Drive<br>Richmond, B.C.<br>V6X 3B5 | 1,000 Units | $560.00 | BCI 45-509 |
| Ernie G. Wittmann<br>24 Ochwe Street<br>Kitimat, B.C.<br>V8C 2A6 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Jagroop Singh Sidhu<br>7338 Main Street<br>Vancouver, B.C.<br>V5X 3J5 | 40,000 Units | $22,400.00 | BCI 45-509 |
| Ron Young<br>3279 Cordova Bay<br>Nanaimo, B.C.<br>V9T 5X1 | 3,000 Units | $1,680.00 | BCI 45-509 |
| James H. Zogas<br>503 – 1480 Duchess Avenue<br>West Vancouver, B.C.<br>V7T 2W2 | 16,000 Units | $8,960.00 | BCI 45-509 |
| Anna D'Avignon<br>968 Beaconsfield Road<br>North Vancouver, B.C.<br>V7R 1T2 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Patricia Rowe Investments<br>Site 36 Comp 2 RR1<br>Okanagan Falls, B.C.<br>V0H 1R0 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Chrisden Holdings Ltd.<br>4461 Ranger Avenue<br>North Vancouver, B.C.<br>V7R 3L4 | 6,000 Units | $3,360.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Noriaki Takahashi<br>2–18–10 Mukaiyama<br>Taihakuku<br>Sendai Miyagin 980<br>Japan | 13,000 Units | $7,280.00 | BCI 45-509 |
| Columbus Meat Market Ltd.<br>1645 Renfrew Street<br>Vancouver, B.C.<br>V5P 4C9 | 14,000 Units | $7,840.00 | BCI 45-509 |
| William J. Rowe<br>Site 36 Comp 2 RR1<br>Okanagan Falls, B.C.<br>V0H 1R0 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Tadaki Ueno<br>8–14–2 Moroguthi<br>Tsurumi-Ku Osaka<br>Japan 538-0051 | 30,000 Units | $16,800.00 | BCI 45-509 |
| Hiroshi Kano<br>Shinzaike 2–7–3<br>Himeji Hyogo 67–00095<br>Tsurumi-Ku Osaka<br>Japan | 60,000 Units | $33,600.00 | BCI 45-509 |
| Osamu Nagaya<br>#103 Kyoin-Jutaku<br>6–16 Hiromi Kanishi Gifu<br>509-0214 | 30,000 Units | $16,800.00 | BCI 45-509 |
| Shinji Nagaba<br>4146 Kuzuzuka<br>Toyosaka Niigata 950-3321<br>Japan | 500 Units | $280.00 | BCI 45-509 |
| Hazime Miyakoshi<br>6-18-12 Funakoshi<br>Aki-Ku Hiroshima 736-0081<br>Japan | 18,000 Units | $10,080.00 | BCI 45-509 |
| Gordon Stuart McNish<br>3995 Bayridge Avenue<br>West Vancouver, B.C.<br>V7V 3J6 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Keiichi Hashimoto<br>560-22 Kubuki<br>Omuta Fukuoka 837-0915<br>Japan | 7,000 Units | $3,920.00 | BCI 45-509 |
| Kazuyuki Hasegawa<br>3-34-3-203, Yoyogi<br>Shibuya-Ku Tokyo 151 0053<br>Japan | 14,000 Units | $7,840.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| John Gold<br>26/4 Soi Bangwat Mu1 Kamala<br>Kathu Phuket 83120<br>Thailand | 1,500 Units | $840.00 | BCI 45-509 |
| Shinjiro Yamamoto and/or Yuichi Yamamoto<br>3-29-5 Nishidai<br>Itabashi-Ku Tokyo<br>Japan 175-0045 | 35,000 Units | $19,600.00 | BCI 45-509 |
| Thomas A. Derbyshire<br>3232 Highway 23 North<br>P.O. Box 609<br>Nakusp, B.C.<br>V0G 1R0 | 40,000 Units | $22,400.00 | BCI 45-509 |
| Chikashi Nakamura<br>4-4-2-24 Hachimandai 4 Choume<br>Arao Kumamoto 864 0154<br>Japan | 50,000 Units | $28,000.00 | BCI 45-509 |
| Elaine L. Mraz<br>897 Smith Avenue<br>Coquitlam, B.C.<br>V3J 2X4 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Yasuo Suzuki<br>Negisidai 7-48-82-102<br>Asaka Saitama 351-0005<br>Japan | 40,000 Units | $22,400.00 | BCI 45-509 |
| Hiromoto Okura<br>1-15-18 Iguchi<br>Mitaka-Shi<br>Tokyo 181-0011<br>Japan | 25,000 Units | $14,000.00 | BCI 45-509 |
| Mitsuya Miyagi<br>Asato 3-1-6<br>Naha Okinawa 902-0067<br>Japan | 17,000 Units | $9,520.00 | BCI 45-509 |
| Crichy W. K. Clarke<br>10700 Buttermere Drive<br>Richmond, B.C.<br>V7A 4T8 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Shinji Yamada<br>4-14-10-201<br>Shimokodanaka Nakahara<br>Kawasaki Kanagawa 211-0041<br>Japan | 7,000 Units | $3,920.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Jean-Piere Daem<br>10548 Sumac Place<br>Surrey, B.C.<br>V4N 1Y4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Sylvie Fleurette Bourget<br>70 Ashwood Drive<br>Port Moody, B.C.<br>V3H 5H2 | 25,000 Units | $14,000.00 | BCI 45-509 |
| Russel O. White<br>3750 Edgemont Boulevard<br>Suite 50<br>North Vancouver, B.C.<br>V7R 2P8 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Jennie Frizzo<br>2334 Haywood Avenue<br>West Vancouver, B.C.<br>V7V 1X7 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Gail C. Jewsbury<br>Box 339 Stn. Main<br>Cassidy, B.C.<br>V0R 1H0 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Suimed Holdings Corporation<br>Box 93-6 Cunningham Road<br>Thetis Island, B.C.<br>V0R 2Y0 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Adrienne S. Gear<br>5092 Walden Street<br>Vancouver, B.C.<br>V5W 2V7 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Vince Masi<br>2729 East 3rd Avenue<br>Vancouver, B.C.<br>V5M 3H8 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Lance F. Stiles<br>2810 Hoskins Road<br>North Vancouver, B.C.<br>V7J 3A7 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Roy J. Kobayashi<br>3445 Gardner Court<br>Burnaby, B.C.<br>V5G 3K7 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Judith A. Hart<br>1555 Fir Street<br>White Rock, B.C.<br>V4B 4B6 | 5,000 Units | $2,800.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Robert James Renwick<br>8425 Gillnet Place<br>Vancouver, B.C.<br>V6P 6P7 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Alberto S. Obregon<br>1077 Spar Drive<br>Coquitlam, B.C.<br>V3H 3H2 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Giancarlo D. Masi<br>2907 Tatla Place<br>Coquitlam, B.C.<br>V3C 4W8 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Takeshi Nakauchi<br>220 Hayashi Oaza<br>Gose Nara 639 2333<br>Japan | 70,000 Units | $39,200.00 | BCI 45-509 |
| Valerie L. Watson<br>1260 West Cordova Street<br>Vancouver, B.C.<br>V6C 3R4 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Brian Thom<br>615 West 23rd Street<br>North Vancouver, B.C.<br>V7M 1C2 | 3,000 Units | $1,680.00 | BCI 45-509 |
| Charlotte Cool<br>5603 Capilano Crescent<br>Edmonton, Alberta<br>T6A 3R6 | 10,000 Units | $5,600.00 | BCI 45-509; ABO 45-507 |
| Vera Herrmann<br>8643 112th Street<br>Delta, B.C.<br>V4C 4X2 | 2,500 Units | $1,400.00 | BCI 45-509 |
| Dianne Rae Nelson<br>10138 136A Street, Suite 207<br>Surrey, B.C.<br>V3T 4T2 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Daphne A. Killas<br>4444 Stone Crescent<br>West Vancouver, B.C.<br>V7W 1B7 | 10,000 Units | $5,600.00 | BCI 45-509 |
| S & P Club<br>3240 Mount Lehman Road<br>Suite 201<br>Abbotsford, B.C.<br>V4X 2M9 | 1,000 Units | $560.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Murray J. Gavel<br>408 – 2030 Barclay Street<br>Vancouver, B.C.<br>V6G 1L5 | 25,000 Units | $14,000.00 | BCI 45-509 |
| John A. Roozendaal<br>4329 Oak Street<br>Vancouver, B.C.<br>V6H 2N3 | 5,000 Units | $2,800.00 | BCI 45-509 |
| West Oak Capital Group Inc.<br>400 Burrard Street, Suite 1400<br>Vancouver, B.C.<br>V6C 3G2 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Jerry D. Bradley<br>1857 West 4th Avenue<br>Vancouver, B.C.<br>V6J 1M4 | 10,000 Units | $5,600.00 | BCI 45-509 |
| William E. Lea<br>Box 210 Stn. Ganges<br>Salt Spring Island, B.C.<br>V8K 2V9 | 30,000 Units | $16,800.00 | BCI 45-509 |
| Marilyn C. Lea<br>Box 210 Stn. Ganges<br>Salt Spring Island, B.C.<br>V8K 2V9 | 30,000 Units | $16,800.00 | BCI 45-509 |
| John Freeman<br>1063 Roberton Boulevard<br>Parksville, B.C.<br>V9P 2N9 | 18,000 Units | $10,080.00 | BCI 45-509 |
| Cynthia L. Klaudt<br>77 Huget Crescent<br>Red Deer, Alberta<br>T4N 6N3 | 35,000 Units | $19,600.00 | BCI 45-509; ABO 45-507 |
| Judy M. O'Toole<br>2770 East 3rd Avenue<br>Vancouver, B.C.<br>V5M 1H4 | 14,000 Units | $7,840.00 | BCI 45-509 |
| Chinanose Enterprises Inc.<br>2825 Alder Street, Suite 101<br>Vancouver, B.C.<br>V6H 2S6 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Tracy E. Liberty<br>2336 East Georgia Street<br>Vancouver, B.C.<br>V5L 2C2 | 7,000 Units | $3,920.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| H. O. S. Enterprises Ltd.<br>3032 East 28th Avenue<br>Vancouver, B.C.<br>V5R 1S5 | 10,000 Units | $5,600.00 | BCI 45-509 |
| William T. Stuckey<br>2848 West 42nd Avenue<br>Vancouver, B.C.<br>V6N 3G6 | 8,000 Units | $4,480.00 | BCI 45-509 |
| Luke L. Von Maldeghem<br>1501 Howe Street, Suite #10<br>Vancouver, B.C.<br>V6Z 2P8 | 20,000 Units | $11,200.00 | BCI 45-509 |
| Graeme W. Rowland<br>119 Rue Franklin<br>Brussels, Belgium<br>B-1000 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Paul E. Bruun<br>12191 Hammersmith Way<br>Suite 21<br>Richmond, B.C.<br>V7A 5H2 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Geraldine C. Jones<br>3125 Roycroft Court<br>Burnaby, B.C.<br>V5A 3X9 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Ron Langevin<br>P.O. Box 467<br>Montrose, B.C.<br>V0G 1P0 | 1,000 Units | $560.00 | BCI 45-509 |
| Giovanni G. Trivella<br>Letzigraben 89<br>CH-8040<br>Zurich, Switzerland | 10,000 Units | $5,600.00 | BCI 45-509 |
| John J. LeBlanc<br>14761 Vine Avenue<br>White Rock, B.C.<br>V4B 2T2 | 15,000 Units | $8,400.00 | BCI 45-509 |
| Munday Maxwell & Gaylene Association<br>#206 – 4400 Dominion Street<br>Burnaby, B.C.<br>V5G 4G3 | 50,500 Units | $28,280.00 | BCI 45-509 |
| James K. Chin<br>632 West 54th Avenue<br>Vancouver, B.C.<br>V6P 1M2 | 35,000 Units | $19,600.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| John Henderson<br>108 – 5475 Vine Street<br>Vancouver, B.C.<br>V6M 3Z7 | 8,000 Units | $4,480.00 | BCI 45-509 |
| Tracey M. Renyard<br>46 East 42nd Avenue<br>Vancouver, B.C.<br>V5W 1S3 | 7,000 Units | $3,920.00 | BCI 45-509 |
| James S. Hardy<br>10539 133 Street NW<br>Edmonton, Alberta<br>T5N 2A4 | 20,000 Units | $11,200.00 | BCI 45-509; ABO 45-507 |
| Joyce H. Adam<br>1859 Spyglass Place, Suite 413<br>Vancouver, B.C.<br>V5Z 4K6 | 30,000 Units | $16,800.00 | BCI 45-509 |
| Bruce J. Winch<br>1755 Robson Street, Suite 400<br>Vancouver, B.C.<br>V6G 3B7 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Marcus N. Foster<br>4998 Angus Drive<br>Vancouver, B.C.<br>V6M 3M5 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Denise J. Foster<br>4998 Angus Drive<br>Vancouver, B.C.<br>V6M 3M5 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Paul M. Kindel<br>171 Huth Avenue<br>Penticton, B.C.<br>V2A 2Z7 | 5,000 Units | $2,800.00 | BCI 45-509 |
| Robin S. Tolbert<br>233 East 6th Street, Apt. 8<br>North Vancouver, B.C.<br>V7L 1P4 | 2,000 Units | $1,120.00 | BCI 45-509 |
| Jewal Kylo<br>2225 Nanaimo Street<br>Vancouver, B.C.<br>V5N 5E1 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Jonathan W. George<br>1489 Marine Drive, Suite 735<br>West Vancouver, B.C.<br>V7T 1B8 | 70,000 Units | $39,200.00 | BCI 45-509 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Lonsdale Capital Corporation<br>1549 Marine Drive, Suite 305<br>West Vancouver, B.C.<br>V7V 1H9 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Marija Ilic<br>13898 Malabar Avenue<br>White Rock, B.C.<br>V4B 2X9 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Brad Fretz<br>380 MacBeth Crescent<br>West Vancouver, B.C.<br>V7T 1V7 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Eric Chee-Hang Wong<br>7651 Granville Street<br>Vancouver, B.C.<br>V6P 4Y8 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Grant Alsop<br>1408 North Strathmore Mews<br>Suite 220<br>Vancouver, B.C.<br>V6Z 3A9 | 27,000 Units | $15,120.00 | BCI 45-509 |
| Carlos Alfonso Casas<br>1053 Old Lillooet Road<br>North Vancouver, B.C.<br>V7J 3H6 | 3,500 Units | $1,960.00 | BCI 45-509 |
| Kathryn Willcock<br>335 MacBeth Crescent<br>North Vancouver, B.C.<br>V7T 1V8 | 4,000 Units | $2,240.00 | BCI 45-509 |
| Marc Boileau<br>2609 Westview Drive, Suite 400<br>North Vancouver, B.C.<br>V7N 4M2 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Sean T. O'Toole<br>8728 167th Street<br>Surrey, B.C.<br>V4N 5B2 | 6,000 Units | $3,360.00 | BCI 45-509 |
| Sydney Bass<br>6854 Livingstone Drive SW<br>Calgary, Alberta<br>T3E 6J5 | 30,000 Units | $16,800.00 | BCI 45-509; ABO 45-507 |

| Full Name and Residential Address of Purchaser | Number and Type of Securities Purchased | Total Purchase Price (Canadian $) | Exemption Relied On |
|---|---|---|---|
| Sean Hurd<br>2028 West 11th Avenue<br>Apt. 101<br>Vancouver, B.C.<br>V6J 2C9 | 11,500 Units | $6,440.00 | BCI 45-509; ABO 45-507 |
| W. Warne Tyler<br>9209 Truman Road<br>Halfmoon Bay, B.C.<br>V0N 1Y2 | 10,000 Units | $5,600.00 | BCI 45-509 |
| Altazari Investment Trust<br>7 Densham Road<br>Armadale, Victoria<br>Australia 3143 | 15,000 Units | $8,400.00 | BCI 45-509 |
| **TOTAL** | **3,571,429 Units** | **$2,000,000.24** | |

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

**Instruction:**

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

**Notice - Collection and Use of Personal Information**

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

**Alberta Securities Commission**
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

**British Columbia Securities Commission**
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

**The Manitoba Securities Commission**
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

**Government of the Northwest Territories**
Department of Justice
Securities Registry
1st Floor, Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

**Government of Nunavut**
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

**Saskatchewan Financial Services Commission**
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

**Securities Commission of Newfoundland**
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, Newfoundland A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

**Nova Scotia Securities Commission**
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

**Prince Edward Island Securities Office**
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

82-1756

# DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8

**February 5, 2004**
**NEWS RELEASE**
**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

The Company is pleased to announce the appointment of Mr. Brian McEwen, P.Geol., to the position of Vice President of Exploration.

Mr. McEwen has more than 20 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world, and recently was manager of mineral projects for Norwest Corporation.

Prior to that, Mr. McEwen consulted for MRDI as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco).

Mr. McEwen will be in charge of all aspects of exploration and development of the Company's Xinjiang project located in northwest China. The Xinjiang project covers an area of approximately 2,500 sq km. located in one of the world's most prolific mineralized belts, and is the subject of a Sino Joint Venture between Terrawest Minerals Inc. ("Terrawest") and Xinjiang Nonferrous Metals Corp. The Company recently completed the purchase of 100% of Terrawest.

Additionally, the Company announces that it has granted incentive stock options to purchase 500,000 shares of the Company at an exercise price of $0.75 for a term of five years, subject to approval by disinterested shareholders at the Company's next general meeting of an amendment to the Company's Stock Option Plan (the "Plan") to increase the number of shares reserved under the Plan. The proposed amendment will be subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
**DYNASTY GOLD CORP.**

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756.

04 MAR 30 AM 7:21

# MATERIAL CHANGE REPORT

**BC FORM 53-901F**
Under Section 85(1) of the British Columbia Securities Act

**FORM 27**
Under Section 118(1) of the Alberta Securities Act

## 1. Reporting Issuer

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

## 2. Date of Material Change

February 5, 2004

## 3. Press Release

A news release was issued on February 5, 2004, and disseminated through the facilities of Canada Stockwatch and Market News.

## 4. Summary of Material Change(s)

The Company is pleased to announce the appointment of Mr. Brian McEwen, P.Geol., to the position of Vice President of Exploration.

The Company also announces that it has granted incentive stock options to purchase 500,000 shares of the Company at an exercise price of $0.75 for a term of five years, subject to approval by disinterested shareholders at the Company's next general meeting of an amendment to the Company's Stock Option Plan (the "Plan") to increase the number of shares reserved under the Plan. The proposed amendment will also be subject to the approval of the TSX Venture Exchange.

## 5. Full Description of Material Change(s)

See attached news release.

## 6. Reliance on Section 85(2) of the Act (British Columbia)

Not Applicable

## 7. Omitted Information

Not Applicable

## 8. Senior Officer

Jonathan George
Telephone: 604 913-0613

## 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

**DATED** at Vancouver, British Columbia, this 9th day of February, 2004.

**DYNASTY GOLD CORP.**
Per:

"Jonathan George"

Jonathan George, President

# DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8


**February 5, 2004**
**NEWS RELEASE**
**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

The Company is pleased to announce the appointment of Mr. Brian McEwen, P.Geol., to the position of Vice President of Exploration.

Mr. McEwen has more than 20 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world, and recently was manager of mineral projects for Norwest Corporation.

Prior to that, Mr. McEwen consulted for MRDI as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco).

Mr. McEwen will be in charge of all aspects of exploration and development of the Company's Xinjiang project located in northwest China. The Xinjiang project covers an area of approximately 2,500 sq km. located in one of the world's most prolific mineralized belts, and is the subject of a Sino Joint Venture between Terrawest Minerals Inc. ("Terrawest") and Xinjiang Nonferrous Metals Corp. The Company recently completed the purchase of 100% of Terrawest.

Additionally, the Company announces that it has granted incentive stock options to purchase 500,000 shares of the Company at an exercise price of $0.75 for a term of five years, subject to approval by disinterested shareholders at the Company's next general meeting of an amendment to the Company's Stock Option Plan (the "Plan") to increase the number of shares reserved under the Plan. The proposed amendment will be subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
**DYNASTY GOLD CORP.**

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1456

**FORM 45-102F2**

**CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES***

**Dynasty Gold Corp.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **January 28, 2004** of **7,000,000 common shares of Dynasty Gold Corp.**, Dynasty Gold Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at this 5th day of February, 2004

**DYNASTY GOLD CORPORATION**

By: "Jonathan George"

Jonathan George, President

82-1756

**FORM 45-102F2**

04 MAR 31 AM 7:21

**Certificate under Subsection 2.7(2) or (3) of**
**Multilateral Instrument 45-102 Resale of Securities**

**Dynasty Gold Corp.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 28, 2004 (the "Distribution Date") of a total of 3,571,429 units of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the Distribution Date.

DATED at Vancouver, British Columbia, this 6th day of February, 2004.

**DYNASTY GOLD CORP.**

"Jonathan George"

Jonathan W. George, President

82-1756

04 MAR 30 AM 7:21

**FORM 45-103F4**
(formerly Form 20)

**Securities Act**

# REPORT OF EXEMPT DISTRIBUTION

**Issuer Information**

1. **State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.**

Dynasty Gold Corp.
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8
Tel. (604) 633-2100

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

The issuer is a reporting issuer in British Columbia and Alberta.

**Details of Distribution**

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

February 19, 2004

4. **For each security distributed:**

**(a) describe the type of security, and**

**(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

25,000 common shares

5. **Provide details of the distribution by completing the attached schedule.**

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.**

| Each jurisdiction where purchasers reside | Price per security (Canadian $) | Total dollar value raised from purchasers in the jurisdiction (Canadian $) |
|---|---|---|
| British Columbia | $0.62 | $15,500 |
| **Total dollar value of distribution in all jurisdictions (Canadian $)** | | **$15,500** |

**Commissions and Finder's Fees**

**7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

| Full name and address of person being compensated | Compensation paid (in Canadian $ and, if applicable, number and type of securities) | Exemption relied on and date of distribution (if applicable) | Price per share (Canadian $) |
|---|---|---|---|
| Maria Toffoli<br>4464 – 44B Avenue<br>Delta, B.C. V4K 1H1 | 25,000 shares<br>(deemed value of<br>$15,500) | Sections 89(e) and 128(f)<br>– Securities Rules | $0.62 |

**Certificate**

**On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.**

Date: February 19, 2004

DYNASTY GOLD CORP.
Per:

Jonathan George, President

**Schedule**

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

| Full name and residential address of purchaser | Number and type of securities purchased | Total purchase price (Canadian $) | Exemption relied on |
|---|---|---|---|
| **N/A** | | | |

82-1756.

**FORM 45-102F2**

**Certificate under Subsection 2.7(2) or (3) of**
**Multilateral Instrument 45-102 Resale of Securities**

**Dynasty Gold Corp.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 9, 2004 (the "Distribution Date") of a total of 25,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the Distribution Date.

DATED at Vancouver, British Columbia, this 19th day of February, 2004.

**DYNASTY GOLD CORP.**

(signed) *"Jonathan W. George"*
Jonathan W. George, President

82 - 1756

# DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 633-2100
fax 604 484-3559



**March 3, 2004**
**NEWS RELEASE**
**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

## SETTLEMENT AGREEMENT

The Company announces that, subject to the approval of the TSX Venture Exchange, it has entered into a Settlement Agreement and Mutual Release with Stikeman Elliot, LLP ("SEL") dated February 25, 2004 pursuant to which all claims by SEL against the Company arising in connection with proceeding No. S035796 Vancouver Registry, Supreme Court of British Columbia (the "Court Proceeding") will be settled and released in return for payment by the Company of $100,000 and the issuance of 65,138 common shares in the Company to SEL.

SEL commenced the Court Proceeding by Writ of Summons and Statement of Claim filed on October 28, 2003. The basis of the Court Proceeding is SEL's claim for payment under a promissory note (the "Promissory Note") dated November 5, 1999 in the amount of US$114,351.60 made by the Company in favour of SOL Resources Incorporated ("SOL"). A receiver was appointed to seize and sell the Promissory Note and SEL purchased the Promissory Note from the receiver.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

# MATERIAL CHANGE REPORT



**BC FORM 53-901F**
Under Section 85(1) of the British Columbia Securities Act

**FORM 27**
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   Dynasty Gold Corp. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 633-2100

2. **Date of Material Change**

   March 3, 2004

3. **Press Release**

   A news release was issued on March 3, 2004, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has entered into a Settlement Agreement and Mutual Release with Stikeman Elliot, LLP pursuant to which all claims by Stikeman Elliott against the Company in connection with proceeding No. S035796 Vancouver Registry, Supreme Court of British Columbia, will be settled and released.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: 604 633-2100

## 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

**DATED** at Vancouver, British Columbia, this 4th day of March, 2004.

**DYNASTY GOLD CORP.**
Per:

"Jonathan George"

Jonathan George, President

**DYNASTY GOLD CORP.**
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 633-2100
fax 604 484-3559

**March 3, 2004**

**NEWS RELEASE**

**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

SETTLEMENT AGREEMENT

The Company announces that, subject to the approval of the TSX Venture Exchange, it has entered into a Settlement Agreement and Mutual Release with Stikeman Elliot, LLP ("SEL") dated February 25, 2004 pursuant to which all claims by SEL against the Company arising in connection with proceeding No. S035796 Vancouver Registry, Supreme Court of British Columbia (the "Court Proceeding") will be settled and released in return for payment by the Company of $100,000 and the issuance of 65,138 common shares in the Company to SEL.

SEL commenced the Court Proceeding by Writ of Summons and Statement of Claim filed on October 28, 2003. The basis of the Court Proceeding is SEL's claim for payment under a promissory note (the "Promissory Note") dated November 5, 1999 in the amount of US$114,351.60 made by the Company in favour of SOL Resources Incorporated ("SOL"). A receiver was appointed to seize and sell the Promissory Note and SEL purchased the Promissory Note from the receiver.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.